OMB APPROVAL
OMB Number: 3235-0287
Expires: January 31, 2005
Estimated average burden hours per response...0.5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1.	Name and Address of Reporting Person*	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	TIFFANY&CO. (Last) (First) (Middle)		LITTLE SWITZERLAND, INC. (OTCBB: LSVI.OB)					13-3228013

	600 Madison Avenue, Eighth Floor (Street)	4.	Statement for Month/Day/Year				5.	If Amendment, Date of Original (Month/Day/Year)
			October 15, 2002

		6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	New York, New York, 10022 (City) (State) (Zip)		☐	Director	☒	10% Owner		☐ Form Filed by One Reporting Person
			☐	Officer (give title below)				☒ Form Filed by More than One Reporting Person
			☐	Other (specify below)

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2A.	Deemed Execution Date, if any (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Sec- urities Beneficially Owned Following Reported Trans- action(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	Common Stock, $0.01 par value per share		10/11/02				P			6,425,452(1)	A	$2.40		13,835,452(2)		I/D(2)		See note (2)

	Common Stock, $0.01 par value per share		10/11/02				P			6,425,452(1)	A	$2.40		13,835,452(3)		I(3)		See note (3)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3A.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

	N/A

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

Explanation of Responses:

(1) On October 11, 2002, TSAC Corp., a direct wholly-owned subsidiary of Tiffany&Co. International, Inc. and an indirect wholly-owned subsidiary of Tiffany&Co., acquired 4,456,760 shares of the Common Stock, $0.01 par value per share, of Little Switzerland, Inc. pursuant to a tender offer by TSAC Corp. for all of the outstanding shares of Little Switzerland, Inc. Common Stock at a price of $2.40 per share. Also on October 11, 2002, TSAC Corp. acquired 1,968,692 shares of the Common Stock, $0.01 par value per share, of Little Switzerland, Inc. at a price of $2.40 per share pursuant to a Stock Purchase Agreement with Seymour Holtzman, Steven Holtzman and Jewelcor Management, Inc. As of October 11, 2002, TSAC Corp. owns directly 6,425,452 shares of the Common Stock, $0.01 par value per share, of Little Switzerland, Inc.

(2) Tiffany&Co. International owns directly 7,410,000 shares of the Common Stock, $0.01 par value per share, of Little Switzerland, Inc. pursuant to a previous transaction. Pursuant to the transactions described in Note 1 above, on October 11, 2002, Tiffany&Co. International acquired an indirect beneficial ownership interest in 6,425,452 shares of the Common Stock, $0.01 par value per share, of Little Switzerland, Inc. directly owned by Tiffany&Co. International's direct wholly-owned subsidiary, TSAC Corp.

(3) Tiffany&Co. does not directly own any shares of the Common Stock, $0.01 par value per share, of Little Switzerland, Inc. Tiffany&Co. has an indirect beneficial ownership interest in 7,410,000 shares of the Common Stock, $0.01 par value per share, of Little Switzerland, Inc. owned by Tiffany&Co.'s direct wholly-owned subsidiary, Tiffany&Co. International, pursuant to a previous transaction. Pursuant to the transactions described in Note 1 above, on October 11, 2002, Tiffany&Co. acquired an indirect beneficial interest in 6,425,452 shares of the Common Stock, $0.01 par value per share, of Little Switzerland, Inc. directly owned by Tiffany&Co's indirect wholly-owned subsidiary, TSAC Corp. As of October 11, 2002 Tiffany&Co. has an indirect beneficial ownership interest in 13,835,452 shares of the Common Stock, $0.01 par value per share, of Little Switzerland, Inc.

Joint Filer Information:Name: Tiffany&Co. International Address: 600 Madison Avenue, Eighth Floor New York, NY 10022 I.R.S. Number: 06-112-1421 Designated Filer: Tiffany&Co. Issuer&Ticker Symbol: Little Switzerland, Inc. OTCBB: LSVI.OB Date of Event Requiring Statement: October 11, 2002 Signature: /s/ PATRICK B. DORSEY Patrick B. Dorsey Vice President and Secretary

/s/ PATRICK B. DORSEY	October 15, 2002
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.